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Tobias L. Knapp
D: +1 212-408-2440
tknapp@omm.com

Via EDGAR and E-MAIL

May 28, 2019

David Plattner, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Progenics Pharmaceuticals, Inc.
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on May 17, 2019 by Progenics Pharmaceuticals, Inc.
File No. 000-23143

Dear Mr. Plattner:

We are writing on behalf of our client, Progenics Pharmaceuticals, Inc. (the “Company”) in response to the comments set forth in the letter dated May 24, 2019 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement filing made on Schedule 14A filed on May 17, 2019. For ease of reference, the Staff’s comments have been reproduced and italicized herein with our responses below.

Preliminary Proxy Statement

How We Are Selected and Evaluated, page 6

1.

In the paragraph on page 7 titled, “Nomination of Directors by Shareholders,” please consider, in light of the Board’s emphasis of the importance of the record holder requirement, whether the disclosure should do more to emphasize such requirement. Please also consider whether a reference to Section 3.05 of the Company’s by-laws should be included in this paragraph, as it is on page 36. Finally, the last sentence on page 7 appears to be incomplete. Please revise to clarify.

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David Plattner

May 28, 2019

Response:

The disclosure on page 7 titled, “Nomination of Directors by Shareholders,” is intended as part of the disclosure required by Item 407(c)(2)(vi) of Regulation S-K -- specifically, the Nominating and Corporate Governance Committee’s process for identifying and evaluating nominees for director, including nominees recommended by security holders, as set forth in the Company’s Director Nominations Policy. To clarify that the process in this paragraph refers to shareholder recommendations of director candidates rather than the process by which a shareholder may nominate a director for election at an annual meeting of shareholders, we have revised the title of this paragraph to state “Recommendations of Directors by Shareholders” and have made similar conforming changes throughout the paragraph. We have also added a sentence to the end of the disclosure on page 8 to direct shareholders to information about the Company’s advance notice requirements for director nominations in the section titled “General Information—Shareholder Proposals and Nomination of Director Candidates Not Intended for Inclusion in Proxy Materials” on page 36. The process by which the Company will consider recommendations of director candidates is not limited to record holder shareholders, as evidenced by the fact that the Nominating and Corporate Governance Committee held in-person meetings with each of the individuals proposed by Velan Capital, L.P. as potential director nominees in order to assess their potential qualifications for serving on the Company’s board of directors.

The advance notice process that shareholders are required to follow to nominate directors for election to the Company’s board of directors is described on page 36. In response to the Staff’s comment regarding the Board’s emphasis on the importance of the record holder requirement, we have revised the third sentence in the paragraph on page 36 titled, “General Information—Shareholder Proposals and Nomination of Director Candidates Not Intended for Inclusion in Proxy Materials” to state: “In order to comply with the advance notice requirements set forth in our By-Laws, shareholders must be a holder of record and must comply with the other requirements of the advance notice requirements included in our By-Laws, which can be found in Section 3.05 (with respect to director nominations) and Section 3.06 (with respect to shareholder proposals).”

Finally, we have deleted the last sentence that appeared on page 7 as it is not relevant to the process described in that section. We also did not add it to the section titled “General Information—Shareholder Proposals and Nomination of Director Candidates Not Intended for Inclusion in Proxy Materials” because Rule 14a-5(e) requires advance notice and other applicable deadlines to be provided only with respect to the Company’s next annual meeting of shareholders.

General Information, page 34

2.

In the subsection on page 36 titled, “Shareholder Proposals for Inclusion in Proxy Materials,” it would appear that the reference to 2019 should in fact be to 2020. Please revise, or tell us why 2019 is correct.

David Plattner

May 28, 2019

Response:

We have reviewed the Staff’s comment and will amend the subsection on page 36 titled, “Shareholder Proposals for Inclusion in Proxy Materials,” so that the reference to the 2019 date is replaced with the following: “In accordance with Rule 14a-8, for a shareholder proposal to be considered for inclusion in next year’s Proxy Statement, it must be submitted in writing to our Corporate Secretary no later than [__], 2020, which is 120 days prior to the one-year anniversary of the date this Proxy Statement was first mailed or made available to shareholders.”

Should you have any questions regarding any of the foregoing, please do not hesitate contact me via phone at (212) 408-2440 or via e-mail at tknapp@omm.com.

We thank the Staff for its time and consideration with respect to this matter.

Very truly yours,

/s/ Tobias L. Knapp

Tobias L. Knapp

CC:

Lawrence S. Elbaum

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103

Tel 212.237.0084

lelbaum@velaw.com

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